Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,559 Registration Statement Nos. 333-221595; 333-221595-01 Dated February 1, 2019 Filed pursuant to Rule 433

Structured Investments

Contingent Income Auto-Callable Securities due March 4, 2020

All Payments on the Securities Based on the Performance of the S&P 500® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying index:	S&P 500® Index. For more information about the underlying index, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	February 28, 2019
Original issue date:	March 5, 2019 (3 business days after the pricing date)
Maturity date:	March 4, 2020
Early redemption:

If, on any redemption determination date, beginning on May 28, 2019, the index closing value of the underlying index is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of the underlying index is below the initial index value on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related observation date.
Redemption determination dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Starting on May 31, 2019, quarterly. See “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Contingent quarterly coupon:

•  If, on any observation date, the index closing value or the final index value, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon at an annual rate of 7.50% to 9.50% (corresponding to approximately $18.75 to $23.75 per quarter per security, to be determined on the pricing date) on the related coupon payment date.

• If, on any observation date, the index closing value or the final index value, as applicable, is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that observation date.

Downside threshold level:	80% of the initial index value
Payment at maturity:	• If the final index value is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date
	• If the final index value is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $982.90 per security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

Contingent Income Auto-Callable Securities do not guarantee the payment of interest or the repayment of principal. Instead, the securities offer the opportunity for investors to earn a contingent quarterly coupon, but only with respect to each observation date on which the index closing value of the underlying index is greater than or equal to 80% of the initial index value, which we refer to as the downside threshold level. In addition, if the index closing value of the underlying index is greater than or equal to the initial index value on any quarterly redemption determination date, the securities will be automatically redeemed for an amount per security equal to the stated principal amount and the contingent quarterly coupon. However, if the securities are not automatically redeemed prior to maturity, the payment at maturity due on the securities will be as follows: (i) if the final index value is greater than or equal to the downside threshold level, investors will receive the stated principal amount and the contingent quarterly coupon with respect to the final observation date, or (ii) if the final index value is less than the downside threshold level, investors will be exposed to the full decline in the underlying index on a 1-to-1 basis and will receive a payment at maturity that is less than 80% of the stated principal amount of the securities and could be zero. Moreover, if on any observation date, the index closing value of the underlying index is less than the downside threshold level, you will not receive any contingent quarterly coupon for that quarterly period. As a result, investors must be willing to accept the risk of not receiving any contingent quarterly coupons and also the risk of receiving a payment at maturity that is significantly less than the stated principal amount of the securities and could be zero. Accordingly, investors could lose their entire initial investment in the securities. The securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving few or no contingent quarterly coupons over the 1-year term of the securities. Investors will not participate in any appreciation of the underlying index. The securities are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities are issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319001374/dp101696_fwp-ps1559.htm

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Initial index value:	The index closing value on the pricing date
Coupon payment dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms. If any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date.
Observation dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events. We also refer to February 28, 2020, which is the third scheduled business day preceding the scheduled maturity date, as the final observation date.
Final index value:	The index closing value on the final observation date
Index performance factor:	Final index value divided by the initial index value
CUSIP / ISIN:	61768DL94 / US61768DL942
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.
•	You will not receive any contingent quarterly coupon for any quarterly period where the index closing value is less than the downside threshold level The contingent quarterly coupon, if any, is based on the value of the underlying index on only the related quarterly observation date at the end of the related interest period.
•	The contingent quarterly coupon, if any, is based solely on the index closing value or the final index value, as applicable.
•	Investors will not participate in any appreciation in the underlying index.
•	The automatic early redemption feature may limit the term of your investment to as short as approximately three months. If the securities are redeemed early, you may not be able to reinvest at comparable terms or returns.
•	The market price will be influenced by many unpredictable factors.
•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	Investing in the securities is not equivalent to investing in the underlying index.
•	Adjustments to the underlying index could adversely affect the value of the securities.
•	The securities will not be listed on any securities exchange and secondary trading may be limited.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.
•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.
•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The below examples are based on the following terms:

Hypothetical Initial Index Value:	2,500
Hypothetical Downside Threshold Level:	2,000, which is 80% of the hypothetical initial index value
Hypothetical Contingent Quarterly Coupon:	8.50% per annum (corresponding to approximately $21.25 per quarter per security, the midpoint of the range set forth on the cover of this document) [1]
Stated Principal Amount:	$1,000 per security

1 The actual contingent quarterly coupon will be an amount determined by the calculation agent based on the actual contingent quarterly coupon rate and the number of days in the applicable payment period, calculated on a 30/360 day-count basis. The hypothetical contingent quarterly coupon of $21.25 is used in these examples for ease of analysis.

In Example 1, the index closing value of the underlying index is greater than or equal to the initial index value on one of the quarterly redemption determination dates. Because the index closing value is greater than or equal to the initial index value on such a date, the securities are automatically redeemed on the related early redemption date. In Examples 2 and 3, the index closing value is less than the initial index value on each redemption determination date, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

Example 1—The securities are automatically redeemed following the quarterly redemption determination date in November 2019, as the index closing value is greater than or equal to the initial index value on such redemption determination date. The index closing value is at or above the downside threshold level on only 1 of the 2 quarterly observation dates prior to (and excluding) the observation date immediately preceding the early redemption. Therefore, you would receive the contingent quarterly coupon with respect to that observation date, equal to $21.25, but not with respect to the other observation date. The underlying index, however, recovers, and the index closing value is greater than or equal to the initial index value on the redemption determination date in November 2019. Upon early redemption, investors receive the early redemption payment calculated as $1,000 + $21.25 = $1,021.25.

The total payment over the 9-month term of the securities is $21.25 + $1,021.25 = $1,042.50. Investors do not participate in any appreciation of the underlying index.

Example 2—The securities are not redeemed prior to maturity, as the index closing value is less than the initial index value on each quarterly redemption determination date. The index closing value is at or above the downside threshold level on all 3 quarterly observation dates prior to (and excluding) the final observation date, and the final index value is also at or above the downside threshold level. Therefore, you would receive (i) the contingent quarterly coupons with respect to the 3 observation dates prior to (and excluding) the final observation date, totaling $21.25 × 3 = $63.75, and (ii) the payment at maturity calculated as $1,000 + $21.25 = $1,021.25.

The total payment over the 1-year term of the securities is $63.75 + $1,021.25 = $1,085.00.

This example illustrates the scenario where you receive a contingent quarterly coupon on every coupon payment date throughout the term of the securities and receive your principal back at maturity, resulting in a hypothetical annual interest rate of 8.50% over the 1-year term of the securities. This example, therefore, represents the maximum amount payable over the 1-year term of the securities. To the extent that coupons are not paid on every coupon payment date, the effective rate of interest on the securities will be less than the hypothetical rate of 8.50% per annum and could be zero.

Example 3—The securities are not redeemed prior to maturity, as the index closing value is less than the initial index value on each quarterly redemption determination date. The index closing value is below the downside threshold level on all of the quarterly observation dates, including the final observation date, on which the final index value is 1,250. Therefore, you would receive no contingent quarterly coupons, and the payment at maturity would be calculated as $1,000 × 1,250 / 2,500 = $500.00.

The total payment over the 1-year term of the securities is $0 + $500.00 = $500.00.

If the securities are not automatically redeemed prior to maturity and the final index value is less than the downside threshold level, you will lose a significant portion or all of your investment in the securities.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through January 28, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Closing Values January 1, 2014 to January 28, 2019